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                               December 19, 2022

       Roberto R. Herencia
       Executive Chairman and Chief Executive Officer
       Byline Bancorp, Inc.
       180 North LaSalle Street, Suite 300
       Chicago, IL 60601

                                                        Re: Byline Bancorp,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 14,
2022
                                                            File No. 333-268793

       Dear Roberto R. Herencia:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       General

   1. Please revise your fee table and the prospectus to disclose the aggregate number of securities being
registered for resale by the selling securityholders and describe the initial transaction(s) in which
the securities were sold to them. Also file a revised legality opinion that covers the
securities to be offered for resale by the selling securityholders.
                                                        Refer to General
Instruction II.G. to Form S-3, Securities Act Rule 430B(b)(2), and, for
                                                        guidance, Questions
228.03 and 228.04 of the Securities Act Rules Compliance and
                                                        Disclosure
Interpretations.
 Roberto R. Herencia
FirstName LastNameRoberto  R. Herencia
Byline Bancorp, Inc.
Comapany19,
December   NameByline
              2022     Bancorp, Inc.
December
Page 2    19, 2022 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact David Lin at (202) 551-3552 or J. Nolan McWilliams, Acting Legal
Branch Chief, at (202) 551-3217 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance